CM

SECUR 11020544 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/27/09 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tibra Trading America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., Suite 497
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Dawson 312-780-
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Dr. (Address) Chicago (City) IL (State) 60604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 01 2011
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Dawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tibra Trading America LLC, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Manager
Title

Notary Public

OFFICIAL SEAL
COLEEN J BANNON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/01/11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIBRA TRADING AMERICA LLC

Financial Statements and Supplementary Schedules
Pursuant of Sec Rule 17a-5(d)

June 30, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

NYSE Arca

Notice Pursuant to SEC Rule 17a-5(f)(2)

The registered broker-dealer named below is required by SEC Rule 17a-5(d) to file annual audited financial statements. This notice identifies the existence of an agreement between the broker-dealer and an independent public accountant and/or accounting firm. The agreement between the parties includes a commitment from the accountant and/or accounting firm to conduct the broker-dealer's annual audit as of the audit date indicated.

Broker-Dealer		Broker-Dealer's Independent Public Accountant
Legal Name: Tibra Trading America LLC		Legal Name: KPMG LLP
Main Address: 175 W. Jackson Blvd. Suite 497 Chicago, IL 60604		Main Address: 303 E. Wacker Dr. Chicago, IL 60601
Telephone #: 312-416-8000		Telephone #: 312-665-1000
SEC File #: 8-68378		Audit Date: June 30, 2011
Fiscal Year End: June 30	☐ Audit for ________ (Year) Only	☒ Yearly Audits Anticipated

This notice must be filed no later than **December 10** of each year with (1) the SEC's principal office in Washington, D.C., (2) the SEC regional or district office for the region or district in which the broker-dealer's principal place of business is located, and (3) the NYSE Arca, Inc. (the broker-dealer's designated examining authority). If the agreement with the independent public accountant provides for successive annual audits, yearly notification is not required.

Submitted by the undersigned authorized officer/principal of the broker-dealer:

Sam Dawson
Print Name

General Manager
Title

Signature

30 Aug 2011
Date

Submit this notice to:

(1) NYSE Arca, Inc., c/o FINRA, Attn: [Firm's Regulatory Coordinator], 20 Broad Street, 21st Floor, New York, NY 10005, Fax (646) 315-8781

(2) Securities & Exchange Commission
Attn: Market Regulation
450 5th Street, N.W.
Washington, DC 20549

(3) Securities & Exchange Commission
Attn: Market Regulation
~~5670 Wilshire Boulevard, 11th Floor~~
~~Los Angeles, CA 90036-3648~~
175 W. Jackson Blvd.
Suite 900
Chicago, IL 60604

Tibra Trading America LLC

For the period ended June 30, 2011

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Member
Tibra Trading America LLC:

We have audited the accompanying statement of financial condition of Tibra Trading America LLC, (the Company) as of June 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the period May 27, 2009 (date of inception) to June 30, 2011, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tibra trading America LLC as of June 11, 2011, and the results of its operations and its cash flows for the period May 27, 2009 (date of inception) to June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

August 31, 2011

Tibra Trading America LLC

Statement of Financial Condition
June 30, 2011

Assets		
Cash and cash equivalents	$	38,712
Receivables from broker-dealer		28,149,296
Securities owned, at market value		84,319,645
Membership in exchanges, at cost [Fair Value 300,000]		149,000
Fixed assets, net of accumulated depreciation		265,626
Due from affiliates		639,490
Other assets		53,485
Total assets	$	113,615,254
Liabilities and Member's Equity		
Securities sold, not yet purchased, at market value	$	104,690,241
Accounts payable and accrued liabilities		1,772,146
Total liabilities		106,462,387
Member's equity		7,152,867
Total liabilities and member's equity	$	113,615,254

See accompanying notes to financial statements.

Tibra Trading America LLC

Statement of Operations
For the period May 27, 2009 (date of inception) to June 30, 2011

Revenues:		
Trading income	$	8,399,696
Other income		1,715,711
Total revenues		10,115,407
Expenses:		
Compensation and related expenses		5,523,250
Commission, clearing, and exchange fees		3,795,173
Interest expense		94,605
Depreciation		243,580
Communication and data processing		253,988
Occupancy and related costs		1,020,253
Professional fees		433,913
Other expenses		1,397,778
Total expenses		12,762,540
Net loss	$	(2,647,133)

See accompanying notes to financial statements.

Tibra Trading America LLC

Statement of Changes in Member's Equity
For the period May 27, 2009 (date of inception) to June 30, 2011

		Paid-in capital	Retained earnings/ (accumulated deficit)	Total
Balance as at May 27, 2009	$	—	—	—
Initial capital contribution on October 14, 2009		300,000	—	300,000
Subsequent capital contributions		9,500,000	—	9,500,000
Net loss		—	(2,647,133)	(2,647,133)
Balance at June 30, 2011	$	9,800,000	(2,647,133)	7,152,867

See accompanying notes to financial statements.

Tibra Trading America LLC

Statement of Cash Flows
For the period May 27, 2009 (date of inception) to June 30, 2011

Cash flows from operating activities:		
Net loss	$	(2,647,133)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		243,580
Effects of changes in operating assets and liabilities:		
Receivables from broker-dealer		(28,149,296)
Securities owned, at market value		(84,319,645)
Securities sold, not yet purchased, at market value		104,690,241
Other assets		(53,485)
Accounts payable and accrued liabilities		1,772,146
Due from affiliates		(639,490)
Net cash used in operating activities		(9,103,082)
Cash flows from investing activities:		
Purchase of fixed assets		(509,206)
Purchases of exchange memberships		(149,000)
Net cash used in investing activities		(658,206)
Cash flows from financing activities:		
Proceeds from the issue of ordinary shares		9,800,000
Net cash used in financing activities		9,800,000
Net increase in cash		38,712
Cash and cash equivalents at beginning of period		-
Cash at end of period	$	38,712
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$	94,605
Income taxes		-

See accompanying notes to financial statements.

(1) Background

Tibra Trading America LLC (the Company) was organized on May 27, 2009 under the Limited Liability Company Act of Delaware. The business of the Company is primarily to engage as a market maker and a trader in stocks, stock options, futures, exchange traded options and exchange traded funds listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various stock, options, and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company commenced trading on November 12, 2009.

This is the first set of financial statements for the Company since its organization. The numbers presented represent the extended period from May 27, 2009 (date of inception) to June 30, 2011.

(2) Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.*

(c) Revenue Recognition

Securities transactions and related commissions and clearing expenses are recorded on a trade date basis as securities transactions occur.

(d) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(e) Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

Tibra Trading America LLC

Notes to the financial statements
June 30, 2011

(f) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

(g) Income Taxes

The Company is organized as a single-member limited liability company.

Federal Income Taxes

The Company has not elected to be treated as a corporation for U.S. tax purposes and is treated as a disregarded entity. The Company has no U.S. tax filing requirements as a disregarded entity.

Australian Income Taxes

The Company's results are included in its parent's results for Australian tax purposes.

(h) New Accounting Pronouncements Adopted

Financial Accounting Standards Board (FASB) Accounting Standards Codification

In July 2009, the FASB implemented the FASB Accounting Standards Codification (the Codification) as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight different areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009.

(3) Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value stated at closing exchange quotes on a recurring basis as of June 30, 2011.

		Level 1	Level 2	Level 3	Total
Assets:	$				
Securities owned:					
Equities		57	-	-	57
Options on Futures		60,925,464	-	-	60,925,464
Options on Equities		23,394,124	-	-	23,394,124
Futures owned:					
Futures open trade equity		(1,769,861)	-	-	(1,769,861)
Totals	$	82,549,784	-	-	82,549,784
Liabilities:	$				
Securities sold, not yet purchased:					
Equities		19,738,489	-	-	19,738,489
Options on Futures		58,340,172	-	-	58,340,172
Options on Equities		26,611,580	-	-	26,611,580
Futures sold, not yet purchased:					
Futures open trade equity		277,165	-	-	277,165
Totals	$	104,967,406	-	-	104,967,406

(4) Affiliate Service Charges and Income

During the period the Company utilized service agreements with its affiliates under which the affiliates provide the Company with or receive from the Company trading services support, software licenses and administration. The Company is charged for services performed by its affiliates and receives income for services provided to its affiliates. For the period the Company was charged $871,622 in respect of its service agreements with its affiliates and this is included in the Other Expenses line of the Statement of Operations and Member's Equity. Included in Other Income is $1,436,963 in respect of income from affiliates for the period in accordance with service agreements. All service transactions are conducted on an arm's length basis.

(5) Receivable from Broker-Dealer

The Company clears its proprietary transactions through another broker-dealer/futures commission merchant on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

The following table presents the Company's receivable from the broker-dealer as of June 30, 2011

Unsettled trades	$	22,171,154
Cash Positions		8,025,168
Futures sold, not yet purchased		(1,769,861)
Futures owned		(277,165)
Total	$	28,149,296

(6) Fixed Assets

Equipment and leasehold improvements at June 30, 2011 comprised the following:

Software	$	11,797
Office equipment		482,487
Office furniture		14,922
Less accumulated depreciation		(243,580)
Total	$	265,626

Tibra Trading America LLC

Notes to the financial statements
June 30, 2011

(7) Securities Owned and Sold, but Not Yet Purchased

Marketable securities owned and sold, not yet purchased, are stated at closing exchange quotes and comprise of the following at June 30,2011.

		Owned	Sold not yet purchased
Equities	$	57	19,738,489
Options on Futures		60,925,464	58,340,172
Options on Equities		23,394,124	26,611,580
Total	$	84,319,645	104,690,241

(8) Due to and Due from Affiliates

Due to and from affiliates consists of non-interest bearing transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and due on demand.

Tibra Capital Pty Ltd	$	2,498
Tibra Global Services Pty Ltd		682,850
Tibra Trading Europe Ltd		(43,441)
Tibra North America Pty Ltd		(2,417)
Total	$	639,490

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2011, the Company had net capital of $3,164,584, which was $3,046,441 greater than its required net capital of $118,143. The Company's net capital ratio was .56 to 1.

(10) Financial Instruments

ASC 815, Derivatives and Hedging requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading income in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker-dealer. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker, the Company executes approximately 200,000 option, 20,000 futures, and 30,000 equities trades daily. For the period May 27, 2009 (date of inception) through to June 30, 2011, the company recorded the following gains and losses relating to each type of instrument traded:

Futures	$	17,050,687
Equities		3,692,882
Options		(12,343,873)
Total	$	8,399,696

(11) Income Taxes

As the Company is organized as a limited liability company and its taxable income is reported by its ultimate parent entity, there is no tax expense or benefit recorded by the Company.

United States Federal Income Tax

In accordance with ASC Topic 740, Income Taxes, if the Company was a taxable entity in the United States, income tax expense for the period would have been calculated at the federal tax rate of 35%.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

If the Company was a standalone company it would have incurred a loss for federal tax purposes for the period and there would be no current Federal tax. The gross amount of deferred tax assets would have been $602,993. A full valuation allowance would have been recorded against the net deferred tax asset position.

Because the Company is organized as a limited liability company its Parent may have an obligation to file U.S. federal and state income tax returns. The Parent is examining whether it may claim a statutory exemption applicable to foreign corporations, on its income from being engaged in a U.S. trader business, from U.S. federal and state income tax.

Australian Corporate Income Tax

The Company is treated as a flow through division of its Australian parent for Australian income tax purposes. The Company is a single-member limited liability company, which is disregarded for Australian income tax purposes, so no deferred tax assets or liabilities are reported on its financial statements. Rather, the ultimate parent entity will report any related deferred tax amounts in its financial statements.

In respect of Australian corporate income taxes, if the Company was a taxable entity in Australia, income tax expense (benefit) for the period would have been calculated at the statutory rate of 30% with a credit for US federal taxes paid. The Company incurred a loss under Australian tax principles and the amount of that tax benefit would be $513,787. If the Company was a stand-alone entity as of June 30, 2011, the gross deferred tax asset would have been $513,787.

Tibra Trading America LLC

SUPPLEMENTARY INFORMATION

SCHEDULE I

Tibra Trading America LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2011

Total member's equity	$	7,152,867
Member's equity not allowable for net capital		-
Total member's equity qualified for net capital		7,152,867
Deductions:		
Nonallowable assets:		
Non-allowable assets		(1,107,601)
Commodity futures contracts charge		(1,245,943)
Net capital before haircuts on securities positions		4,799,323
Deduct - Haircuts on securities		(1,634,739)
Net capital		3,164,584
Net capital requirements		118,143
Excess net capital	$	3,046,441
Net capital less 120% of aggregate indebtedness	$	1,038,009
Total aggregate indebtedness		1,772,146
Ratio of aggregate indebtedness to net capital		56.00%

There are no material differences between the above computation and the company's corresponding unaudited amended Form Focus Part II as of June 30, 2011 filed on August 31, 2011.

SCHEDULE II

Tibra Trading America LLC

Exemptive Provisions under Rule 15c3-3
June 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii) of that Rule.

Tibra Trading America LLC

REPORT ON INTERNAL CONTROL

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report on Internal Control Required by Rule 17a-5(g)(1)

The Member
Tibra Trading America LLC:

In planning and performing our audit of the financial statements of Tibra Trading America LLC (the Company), as of and for the period ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control over financial reporting that we consider to be a material weaknesses, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Tibra Trading America LLC as of June 30, 2011 and for the period from May 27, 2009 (date of inception) to June 30, 2011 and this report does not affect our report thereon dated August 31, 2011.

The Company had inadequate management review controls over its process to finalize its books and records used in the preparation of the financial statements. As a result of this deficiency in the Company's internal control, a material adjustment to the financial statements was recorded subsequent to year end.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at June 30, 2011, to meet the SEC's objectives due to the material weakness described in the preceding paragraph.

KPMG

This report is intended solely for the information and use of the Managing Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 31, 2011